Exhibit 99.1

G MEDICAL INNOVATIONS AND MICARE PATH ANNOUNCE JOINT COLLABORATION TO PROVIDE INNOVATIVE REMOTE PATIENT MONITORING SOLUTIONS GLOBALLY

Rehovot, Israel, March 27, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company” or “G Medical Innovations”), a global leader in next-generation mobile health (mHealth) and digital health, and MiCare Path, a leader in optimized patient care through remote patient monitoring, today announced a collaboration to incorporate MiCare Path’s solutions and G Medical Innovations’ solutions. As part of the collaboration, G Medical Innovations’ hardware devices will be integrated with MiCare’s software platform and visualization tools to provide remote patient monitoring services. The partnership brings together two innovative companies with a shared vision of transforming the healthcare industry by leveraging technology and providing patient-centered care. MiCare Path brings its large hospital system presence and optimized patient care platform to drive digital science to deliver the future of healthcare.  G Medical Innovations was a chosen partner for MiCare Path due to its innovative and scalable solution for building and fostering health technology.

Under the terms of the agreement, the Company will be responsible for the server integration of its devices into MiCare’s platform. MiCare will be responsible for all support and information technology (“IT”) integration pertaining to their patient application. The agreement has a term until December 31, 2024, unless terminated earlier, and will automatically renew for one year thereafter (repeating each calendar year).

“This collaboration with MiCare Path, allows us to pivot towards innovative approaches in remote patient monitoring while delivering an automated comprehensive system of patient engagement, behavioral change, and interactive communication,” said Dr. Yacov Geva, CEO of G Medical Innovations, which has patient monitoring services located in Austin, Texas and Memphis, Tennessee.

“By integrating MiCare Path’s virtual health solutions with G Medical’s global health solutions and devices, physicians and patients will benefit from the next-generation care driving better outcomes for patients across all services,” said Scott Laster, founder and CEO of MiCare Path. “The G Medical collaboration will allow for a total remote patient monitoring (RPM) and remote therapeutic monitoring (RTM) solution from service to exceptional future solutions.”

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

For more information about G Medical Innovations, visit https://gmedinnovations.com/.

About MiCare Path

MiCare Path is transforming the way in which chronic conditions are managed by providing real-time connectivity with an ever-growing patient population. MiCare Path is a reimbursable, integrated mobile health (mHealth) platform delivering improved outcomes with data-driven decisions, personalized patient-centered education and care paths promoting clinical efficiencies for a better patient experience. They empower people to take control of their health through innovative monitoring and management of all health conditions by removing barriers to patient engagement and leading to better health. For more information, visit micarepath.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses the benefits of its collaboration with MiCare Path. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.